[Reference Translation]
April 15, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Effect of the Great East Japan Earthquake
on Toyota’s Production in Japan

Toyota Motor Corporation (TMC) offers its most-sincere sympathies to those affected by the March 11 Great East Japan Earthquake.

As TMC continues to address its production situation in Japan following the disaster, it has decided that vehicle production from May 10 to June 3 will proceed at approximately 50 percent of normal.  TMC will decide on production after this period after assessing the situation of its suppliers and other related companies.

Today’s decision follows TMC’s previously announced decision to produce vehicles at all its Japanese vehicle-production facilities from April 18 to April 27 at approximately 50 percent of normal and for all production facilities to enter their annual spring holiday through May 9.

If there are any new developments concerning these matters, TMC will display the new information on its homepage and make additional disclosures as appropriate.